SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2019

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding poll results of annual general meeting for Year 2018 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on May 9, 2019.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Poll Results of Annual General Meeting for the Year 2018

I.	CONVENING AND ATTENDANCE OF THE AGM

China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) held its annual general meeting for the year 2018 (the “AGM”) at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Thursday, 9 May 2019 at 9:00 a.m.

1.	Number of shareholders and authorised proxies attending the AGM		101
	of which:	A shareholders	99
		H shareholders	2
2.	Total number of valid voting shares held by the attending shareholders or proxies		99,766,378,121
	of which:	A shares	84,423,948,967
		H shares	15,342,429,154
3.	Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the shareholders to attend and validly vote at the AGM (%)		82.403057
	of which:	A shares	69.730821
		H shares	12.672236

As at the registration date (i.e. at the close of business on 8 April 2019), the total number of shares issued by the Company was 121,071,209,646 shares. The total number of shares entitling the shareholders to attend and vote on a resolution at the AGM was 121,071,209,646 shares. The shareholders of the Company did not hold any shares that entitling the shareholder to attend and abstain from voting in favour or that are required to abstain from voting. Nor had any shareholders of the Company stated their intention in the circular of Sinopec Corp. dated 24 March 2019 to vote against the relevant resolution or to abstain from voting at the AGM.

The AGM was convened by the board of directors of Sinopec Corp. (the “Board”). Mr. Dai Houliang, Chairman of the Board, chaired the AGM. The Company currently has 11 Directors and 8 Supervisors as at the time of the AGM. Mr. Ma Yongsheng, Mr. Yu Baocai, Mr. Liu Zhongyun and Mr. Li Yong, as Directors, attended the AGM; Mr. Li Yunpeng and Mr. Ling Yiqun, as Directors, Mr. Tang Min, Mr. Fan Gang, Mr. Cai Hongbin and Mr. Ng, Kar Ling Johnny, as Independent Non-executive Directors, did not attend the AGM due to other working arrangements; Mr. Zhao Dong, Chairman of the Board of Supervisors of Sinopec Corp., Mr. Zhou Hengyou, Mr. Jiang Zhenying, Mr. Yu Renming, Mr. Yu Xizhi, Mr. Yang Changjiang, Mr. Zhang Baolong, as Supervisors, attended the AGM; Mr. Zou Huiping as Supervisor, did not attend the AGM due to other working arrangements. Mr. Lei Dianwu, as Senior Vice President, Mr. Wang Dehua, Chief Financial Officer, and Mr. Zhao Rifeng, as Vice President were present at the AGM. Mr. Huang Wensheng, Vice President and the Secretary to the Board attended the AGM. The convening of and the procedures for holding the AGM, and the voting procedures at the AGM were in compliance with the requirements of the Company Law of the People’s Republic of China (“PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

II.	POLL RESULTS OF THE AGM

Ordinary Resolutions:

1.	To consider and approve the Report of the Board of Directors of Sinopec Corp. for 2018.
Results: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	84,387,492,633	99.999661	285,970	0.000339
H Share	15,245,707,894	99.529499	72,070,364	0.470501
Total	99,633,200,527	99.927430	72,356,334	0.072570

2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for 2018.
Results: Approved
Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	84,398,121,698	99.999601	336,370	0.000399
H Share	15,245,660,694	99.529190	72,117,564	0.470810
Total	99,643,782,392	99.927340	72,453,934	0.072660

3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2018 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.
Results: Approved
Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	84,398,179,098	99.999675	274,670	0.000325
H Share	15,245,823,194	99.530251	71,955,064	0.469749
Total	99,644,002,292	99.927565	72,229,734	0.072435

4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2018.
Results: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	84,398,673,097	99.999810	160,370	0.000190
H Share	15,340,800,841	99.989387	1,628,313	0.010613
Total	99,739,473,938	99.998207	1,788,683	0.001793

5.	To authorise the Board of Sinopec Corp. to determine the interim profit distribution plan of Sinopec Corp. for the year 2019.
Results: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	84,398,666,797	99.999803	166,170	0.000197
H Share	15,340,549,841	99.987751	1,879,313	0.012249
Total	99,739,216,638	99.997949	2,045,483	0.002051

6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2019, and to authorise the Board to determine their remunerations.

Results: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	84,367,979,870	99.963698	30,638,697	0.036302
H Share	15,181,113,459	98.950771	160,973,695	1.049229
Total	99,549,093,329	99.807889	191,612,392	0.192111

Special Resolutions:
7.	To authorise the Board of Sinopec Corp. to determine the proposed plan for issuance of debt financing instrument(s).
Results: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,912,008,427	99.423493	486,564,040	0.576507
H Share	4,194,938,872	28.345742	10,604,246,615	71.654258
Total	88,106,947,299	88.819495	11,090,810,655	11.180505

8.	To grant to the Board of Sinopec Corp. a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.
Results: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,851,011,599	99.351679	547,171,468	0.648321
H Share	2,734,103,012	18.019177	12,439,193,119	81.980823
Total	86,585,114,611	86.957747	12,986,364,587	13.042253

9.
To consider and approve the resolution in relation to the amendments to the Articles of Association and authorise the Secretary to the Board to represent Sinopec Corp. in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for such amendments (including textual amendments in accordance with the requirements of the relevant regulatory authorities).

Results: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	84,398,449,697	99.999810	160,670	0.000190
H Share	15,337,510,241	99.974195	3,958,913	0.025805
Total	99,735,959,938	99.995870	4,119,583	0.004130

III.	WITNESS BY LAWYERS

Mr. Gao Wei and Ms. Li Beiyi from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the AGM, the eligibility of the convenor of the AGM, the eligibility of the shareholders (or their proxies) attending the AGM and the voting procedures at the AGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the AGM were valid.

In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Hong Kong Registrars Limited, the H share registrar of Sinopec Corp., was appointed as the scrutineer in respect of the voting at the AGM.

IV.	DOCUMENTS FOR INSPECTION

1.	The Resolutions passed at the AGM as signed and confirmed by all the attending Directors and the recorder with the Board’s seal;
2.	The Legal Opinion as signed by the person in charge of the witness law firm with the law firm’s seal.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng

Vice President, Secretary to the Board

Beijing, PRC
9 May 2019

As of the date of this announcement, directors of the Company are: Dai Houliang*, Ma Yongsheng#, Li Yunpeng*, Yu Baocai*, Ling Yiqun#, Liu Zhongyun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: May 9, 2019